FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **May 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
               Form 20-F   __   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
               Yes   __   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: May 15, 2007

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   International Royalty Corp. –1st Quarter Interim Financial Statements – Final

99.2   International Royalty Corp. – 1st Quarter Management Discussion & Analysis - Final

99.3   International Royalty Corp. – 1st Quarter CFO 52-109F2 – Ray W. Jenner

99.4   International Royalty Corp. – 1st Quarter CEO 52-10952 – Douglas B. Silver

International Royalty Corporation

Consolidated Financial Statements
For the three months ended March 31, 2007
(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	March 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 3,532	$ 11,575
Restricted cash	374	354
Royalties receivable	8,248	7,751
Prepaid expenses and other current assets	570	292
	12,724	19,972
Royalty interests in mineral properties (note 3)	287,621	240,168
Furniture and equipment	149	153
Other assets	1,218	2,438
	$301,712	$262,731
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,328	$ 2,072
Senior secured debentures (note 5)	21,235	22,028
Future income taxes	64,541	64,148
	87,104	88,248
Shareholders' Equity (note 6)		
Common shares		
Authorized		
Unlimited common shares without par value		
Issued		
67,285,226 (2006 – 58,008,448) common shares	203,267	166,173
Contributed surplus	7,857	5,985
Retained earnings	3,484	2,325
	214,608	174,483
	$301,712	$262,731

Subsequent events (note 8)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended March 31,	
	2007	**2006**
Royalty revenues	$10,178	$ 413
Expenses		
Amortization	2,124	240
Business development	204	179
General and administrative	1,933	1,132
Impairment of royalty interests in mineral properties	284	316
Royalty taxes	1,941	69
	6,486	1,936
Earnings (loss) from operations	3,692	(1,523)
Other income (expense)		
Foreign currency gain (loss)	139	(6)
Interest expense (note 5)	(635)	(568)
Interest income	79	114
	(417)	(460)
Earnings (loss) before income taxes	3,275	(1,983)
Future income tax expense (recovery)	1,110	(546)
Net earnings (loss) for the period	2,165	(1,437)
Retained earnings (deficit) at beginning of period	2,325	(9,353)
Dividends	(1,006)	-
Retained earnings (deficit) at end of period	$3,484	$(10,790)
Basic and diluted earnings (loss) per share	$0.03	$(0.03)
Basic weighted average shares outstanding	62,784,994	57,030,245
Diluted weighted average shares outstanding	64,346,912	57,770,080

See accompanying notes to the consolidated financial statements.

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended March 31,	
	2007	2006
Cash flows from operating activities		
Earnings for the period	$ 2,165	$ (1,437)
Items not affecting cash		
Depreciation and amortization	2,135	248
Impairment of royalty interest in mineral properties	284	316
Accretion of debenture discount and financing charges	242	216
Future income tax expense (recovery)	1,110	(546)
Non-cash foreign currency (gain) loss	225	(4)
Stock-based compensation expense	340	221
Changes in non-cash working capital		
Increase in royalties receivable	(489)	(260)
Increase in prepaid expenses and other current assets	(277)	(37)
Increase in other assets	(29)	-
Decrease in accounts payable and accrued liabilities	(740)	(251)
	4,966	(1,534)
Cash flows from investing activities		
Acquisition of royalty interests in mineral properties (note 3)	(49,861)	-
Purchases of furniture and equipment	(7)	(21)
Investments	-	79
Restricted cash	(17)	714
Other assets	(8)	(35)
	(49,893)	737
Cash flows from financing activities		
Proceeds from unit offering, net of issuance costs	35,659	-
Proceeds from exercise of warrants	2,231	12
Dividends paid	(1,006)	-
	36,884	12
Decrease in cash and cash equivalents	(8,043)	(785)
Cash and cash equivalents - beginning of period	11,575	12,735
Cash and cash equivalents - end of period	$ 3,532	$ 11,950

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2007

1 Nature of business and basis of presentation

International Royalty Corporation ("IRC" or the "Company") was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the *Canada Business Corporations Act* on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2 Significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation described in note 2 to the consolidated financial statements for the fiscal year ended December 31, 2006, with the exception of the following guidelines which were adopted effective on January 1, 2007:

Financial Instruments

The Company has adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. The Company's investment in New Horizon Uranium (see note 8) will be classified as available for sale, and accordingly will be reported at fair market value.

Comprehensive Income

The Company has adopted CICA Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings (loss) until realized.

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company. Financing charges related to the senior secured debentures of $1,257,000 (net of amortization) at December 31, 2006

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

($1,196,000 at March 31, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective yield method. Under Section 3855, these charges are reported as a reduction of the carrying value of the senior secured debentures, which are being accreted to their maturity value through charges to interest expense over the term of the debentures based on the effective yield method. The adjustment is reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007. This change will have no impact on past or future earnings of the Company.

3 Royalty interests in mineral properties (net)

(in thousands of US$)	Balance at December 31, 2006	Acquisitions	Impairments	Amortization	Balance March 31, 2007
Production stage:					
Voisey's Bay Royalty	$220,635	$ -	$ -	$(1,832)	$218,803
Legacy Sand	-	12,033	-	-	12,033
Southern Cross	1,889			(230)	1,659
Williams Mine	1,130	-	-	(61)	1,069
Other	27	-	-	(1)	26
	223,681	12,033	-	(2,124)	233,590
Development stage:					
Pascua	-	37,828	-	-	37,828
Gwalia	3,546	-	-	-	3,546
Meekathara	1,421	-	-	-	1,421
Belahouro	817	-	-	-	817
	5,784	37,828	-	-	43,612
Exploration stage:					
Aviat One	2,211	-	-	-	2,211
Tarmoola	1,486	-	-	-	1,486
South Laverton	912	-	-	-	912
Pinson	820	-	-	-	820
Other	5,274	-	(284)	-	4,990
	10,703	-	(284)	-	10,419
	$240,168	$49,861	$(284)	$(2,124)	$287,621

Acquisition of Pascua Royalty

On January 10, 2007, IRC concluded the first of two closings on the Pascua Royalty, a sliding-scale royalty on the Pascua gold project in Chile from a private Chilean family. The first closing, for a cash price of $11.4 million, covered approximately one third of the total royalty being purchased. The purchase of the remaining interest for $26 million closed on February 16, 2007. Including transaction costs, the total acquisition cost of both royalties was $37.8 million. In addition IRC will make two one-time payments of $4.0 million each if gold prices exceed $550 and $600 per ounce for any six-month period within the first 36 months after commercial production.

The IRC royalty applies to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The gold royalty is an NSR linear sliding-scale royalty ranging from 0.3375% at a gold price of $325 per ounce or below to 2.25% at a gold price of $800 per ounce. The royalty remains at 2.25% at gold prices above $800 per ounce. The royalty is limited to the first 14 million ounces of gold produced from the Pascua after which the royalty to be obtained in the second closing will revert to the sellers (with respect to the royalty interest obtained in the first closing, IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced). IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the second closing that would otherwise revert to the original royalty sellers, for up to $4 million.

The copper royalty is a 0.45% NSR royalty beginning in 2017. In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones. See note 8 with respect to the Company's acquisition of an additional interest in Pascua subsequent to March 31, 2007.

Acquisition of Legacy Sand Royalty

On March 12, 2007 the Company completed the acquisition of a royalty (the "Royalty") on the Legacy Sand Project ("Legacy") in Nance County, Nebraska for US$12.0 million. The Royalty is styled as a production payment in its primary term, changing to a two percent of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products beginning in the first quarter of 2007. The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or "frac" sands used for oil and natural gas well stimulation. During the primary term, the Royalty will pay US$4.75 per short ton on the first 500,000 short tons per year produced and sold from the operation during years one through 12. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap.

The seller will have the option in year 21 to re-purchase the Royalty under predetermined terms. The Legacy Royalty has a projected life of more than thirty years.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. ("Western"). The value of the Common Shares has been included in other long-term assets at December 31, 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, however, Western announced that it was unilaterally discontinuing the appeal but would be taking the position, in the circumstances in which the 1.0% royalty was entered into that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

4   Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the "Revolving Facility") in favour of the Company in the amount of up to $20 million. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee of 1% per annum on the undrawn amount of the Revolving Facility. The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey's Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

5   Financial instruments

Fair value

The fair values of the Company's cash and cash equivalents, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures at March 31, 2007 was approximately $23.8 million.

Interest expense

Details of interest expense were as follows:

	Three Months Ended March 31,	
	2007	**2006**
Accretion of debenture discount and financing charges	$242	$216
Cash interest expense	393	352
	$635	$568

6 Shareholders' equity

Common Shares issued and outstanding were as follows tax impact of share issuance costs:

(in thousands of US$)	**Shares**	**Amount**
Balance at December 31, 2006	58,008,448	$166,173
Exercise of initial financing warrants	469,042	1,207
Exercise of Williams mine warrants	384,000	988
Exercise of compensation warrants	89,736	68
Offering, net of expenses and tax impact	8,334,000	34,831
Balance at March 31, 2007	67,285,226	$203,267

Activity in contributed surplus was as follows:

(in thousands of US$)	**Contributed Surplus**	**Amount**
Balance at December 31, 2006	6,044,778	$5,985
Exercise of initial financing warrants	(469,042)	(14)
Exercise of Williams mine warrants	(384,000)	(11)
Exercise of compensation warrants	(89,736)	(7)
Offering, net of expenses and tax impact	4,167,000	1,564
Stock-based compensation expense	-	340
Balance at March 31, 2007	9,269,000	$7,857

Offering

On February 12, 2007 (the "Closing Date"), the Company completed an offering of 8,334,000 units ("Units") of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a "Warrant Share") at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-

International Royalty Corporation

Notes to Interim Consolidated Financial Statements (unaudited)

March 31, 2007

month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents' commission and expenses of the offering was CA$42,118,000, or $35,659,000. The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their relative fair values on the Closing Date. The fair value of the warrants were determined using the Black-Scholes Option Pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company's Common Shares of 38%.

7   Income taxes

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% to loss before income taxes as follows:

	Three months ended March 31,	
	2007	2006
Earnings (loss) before income taxes	$3,275	$(1,983)
Expected income tax expense (recovery)	1,052	(637)
Tax effect of:		
Stock-based compensation	109	71
Foreign currency	(45)	2
Resource adjustment	-	18
Other	(7)	-
Actual income tax expense (recovery)	$1,110	$ (546)

8   Subsequent events

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation ("NHU"), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. This transaction will be recorded as a gain on the Company's books in the second quarter of 2007 in the amount of the initial value of the shares as of April 12, 2007.

Acquisition of Additional Pascua Royalty

On May 9, 2007, the Company announced that it has purchased additional interests in the Pascua gold royalty located in Chile for a price of US$15.36 million in cash. A single contingency payment totaling US$2.0 million is payable to the sellers if gold prices exceed US$600 per ounce for any six month period during the first 36 months after the mine is commissioned. The royalty is limited to 14 million ounces of gold production; however, the Company has the option at the time it makes the contingency payment to acquire the un-purchased exploration potential beyond the 14 million ounces of gold production for an additional US$2.0 million. The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The combined Pascua gold royalty is now a linear sliding-scale royalty ranging from 0.45% at a gold price of $300 per ounce or below to 3.00% at a gold price of $800 per ounce. The royalty remains at 3.00% at gold prices above $800 per ounce.

Acquisition of Limpopo Royalties

Subsequent to the end of the first quarter, the Company entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approvals. The acquisition cost is US$13.0 million in cash and the transaction is expected to close in late May 2007.

Both royalties apply to Lonmin Plc's ("Lonmin") Limpopo PGM project, located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs. The first royalty, a 0.704% gross sales royalty applies to the currently producing Phase I project which is forecast to produce between 46,000 and 50,000 ounces of saleable platinum plus an estimated 50,000 ounces of other platinum group metals ("PGMs") (palladium, rhodium, ruthenium and iridium) during 2007 with a planned ramp-up in 2008-2009 to approximately 72,000 ounces of saleable platinum per year. The second royalty, a 0.704% to 1.00% gross sales royalty applies to the Phase II expansion of the Limpopo operation which Lonmin recently announced in a release dated May 2, 2007 that it has received a positive prefeasibility report. Phase II is expected to add a further 113,000 platinum ounces plus associated PGMs when the mine operates at a steady state. A 2011 commissioning of the expansion is expected, with a mine life of at least 15 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of financial position and results of operations of International Royalty Corporation (the "Company" or "IRC") has been prepared based on information available to the Company as of May 11, 2007 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes thereto as of and for the three months ended March 31, 2007, and in conjunction with the Company's audited annual financial statements and the MD&A for the year ended December 31, 2006. All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company's annual information form is available on SEDAR at www.sedar.com, or at the Company's website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC's expectations as to the production start dates for the Legacy Sand, Limpopo, Meekathara, Belahouro, Gwalia Deeps and Pascua projects on which IRC has royalties. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC's forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC's views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data)(unaudited)	Three months ended March 31	
	2007	**2006**
Statement of Operations		
Royalty revenues	$10,178	$ 413
Earnings (loss) before income taxes	3,275	(1,983)
Net earnings (loss)	2,165	(1,437)
Basic and diluted earnings (loss) per share	0.03	(0.03)
Statement of Cash Flows		
Cash provided from (used in) operating activities	4,966	(1,569)
	March 31, 2007	**December 31, 2006**
Balance Sheet		
Total assets	$301,712	$262,731
Shareholders' equity	214,608	174,483

FINANCIAL PERFORMANCE

Financial overview

Earnings before income taxes, net earnings, and cash flow from operations all increased dramatically in the first quarter of 2007 when compared to the first quarter of 2006. This was due primarily to an increase in gross revenues from the Voisey's Bay Royalty from $343,000 in the quarter ended March 31, 2006 to $9,705,000 in the same period in 2007, a result of the Voisey's Bay mine, operated by CVRD Inco Limited ("CVRD Inco"), nearing its expected capacity and also as a result of the significant increase in the average price of nickel received during the period from $6.79 per pound in 2006 to $16.59 per pound in 2007.

Net earnings for the first quarter of 2007 were $2,165,000, or $0.03 per share compared to a loss of $1,437,000 or $0.03 per share in 2006. The increase was a result of the large increase in royalty revenues described above, offset by increases in amortization, royalty taxes, and also an increase in general and administrative expenses during the period.

On February 12, 2007, the Company completed a Unit Offering (discussed below) of 8,334,000 units at CA$5.40, and generating net proceeds to the Company of CA$42.1 million ($35.7 million).

During January, February and May of 2007, the Company closed on the acquisition of a sliding-scale royalty on the Pascua gold project in Chile (the "Pascua Royalty"), at a total cost of $53.3 million, including transaction costs.

In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million.

Subsequent to quarter end, the Company entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa on Lonmin Plc's Limpopo project, subject to satisfactory due diligence and regulatory approvals. The acquisition cost is US$13.0 million in cash and the transaction is expected to close in late May 2007.

All of the aforementioned transactions were funded from existing cash reserves, proceeds from the Unit Offering and / or from draws from the Company's revolving credit facility.

Royalty revenue and operations

The Company's royalty revenues increased significantly in the first quarter of 2007 to $10,178,000 from $413,000 in the first quarter of 2006. Revenues from the Voisey's Bay operation increased over 28 fold from $343,000 in 2006 to $9,705,000 in 2007. The increase was a result of the combination of a large increase in payable production levels at the mine and very strong metal prices in 2007 relative to the 2006 prices received. Payable production increased from 1.7 million pounds of nickel in concentrate in the three months ended March 31, 2006 to 27.0 million pounds in the first quarter of 2007, and similar percentage increases in copper and cobalt during the period. Nickel prices increased from $6.79 per pound in the first quarter of 2006 to $16.59 per pound during 2007. In addition to the Voisey's Bay revenue, the Company also recognized royalty revenue of $370,000 on the Southern Cross mine in the first quarter of 2007 compared to $nil in 2006 as a result of the acquisition of the Western Australia royalty in June of 2006.

While concentrate sold during 2007 was up significantly at Voisey's Bay from the same period in 2006, it was negatively impacted by the strike at the Voisey's Bay operation from late July 2006 to early October 2006. Due to the nature of the sales agreements on the Voisey's Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2007 represents payments on concentrate shipped from Voisey's Bay during the summer and fall of 2006, which was less than normally would be expected as a result of the strike. Also, only limited copper concentrate shipments are reflected in the royalty revenue for the quarter.

Production and revenue *(unaudited)*

Mine	Commodity	Royalty	Payable Production [1] Quarter Ended March 31,		Revenue (*thousands*) Quarter Ended March 31,	
			2007	2006	2007	2006
Williams	Gold	0.25% NSR	64	46	$ 102	$ 67
Southern Cross	Gold	1.5% NSR	38	-	370	-
Voisey's Bay					9,705	343
	Nickel	2.7% NSR	27,005	1,722		
	Copper	2.7% NSR	12,618	666		
	Cobalt	2.7% NSR	1,095	77		

[1] Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized (in US$) *(unaudited)*

	Quarter Ended March 31,	
	2007	2006
Gold, per ounce	648	579
Nickel, per pound [1]	16.59	6.79
Copper, per pound [1]	2.38	2.25
Cobalt, per pound [1]	25.18	12.31

[1] Before transportation, smelting and refining costs.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property. Amortization on mineral properties was $2,124 in the first quarter of 2007, up from

$240,000 in 2006 attributable to the increased production at the Voisey's Bay mine and the acquisition of the Southern Cross royalty as previously noted.

All proceeds from the Voisey's Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%. The tax was $1.9 million in the 2007 period compared to $0.1 million in 2006.

Costs and expenses

General and administrative expenses were $1,933,000 for the first quarter of 2007, compared to $1,132,000 in 2006. The primary reason for the increase in 2007 was fees of approximately $343,000 related to the initial setup of the Company's revolving credit facility with the Bank of Nova Scotia (see "*Cash Resources and Liquidity*" below). Salary and other payroll costs increased by $76,000 in 2007 to $311,000, related to additional personnel hired in the later half of 2006, salary increases, and also accrual for estimated bonuses in 2007 compared to no accrual in 2006. Stock compensation costs also increased in 2007 from $221,000 in 2006 to $340,000 in 2007 also related to additional personnel and additional stock option awards made to existing personnel. Legal fees also increased during the period, from $209,000 in 2006 to $308,000 in 2007. The increased fees in 2007 were related to the revolving credit facility and to tax advice. Other areas contributing to the increase in 2007 were increases in shareholder and investor relations costs due to the listing of the Company's shares on the American Stock Exchange in October of 2006.

Business development expenses were $204,000 in 2007 compared to $179,000 in 2006. The increase was related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense was $635,000 in 2007 compared to $568,000 in the previous period, due to an increase in accretion of the debenture discount and financing charges related to the Company's senior secured debentures ("Debentures"), and also due to interest expense on the revolving credit facility in the first quarter of 2007 of $46,000.

Impairment of royalty interests in mineral properties was $284,000 in the quarter ended March 31, 2007, compared to $316,000 in 2006. The Company also had a foreign currency gain of $139,000 in 2007, compared to a loss of $6,000 during 2006. The gain in 2007 was due primarily to a weaker US dollar benefiting the Company's Canadian and Australian dollar denominated assets.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $4,966,000 in the first quarter of 2007 compared to a use of $1,534,000 in 2006. The increase in 2007 is attributable to the increase in revenue as previously discussed, offset by increases in royalty taxes and administrative expenses.

The Company receives its royalty payment on the Voisey's Bay mine from CVRD Inco net of the 20% mineral rights tax of Newfoundland and Labrador ("Mineral Rights Tax"). In accordance with the guidance in CICA EIC 123 "Reporting Revenues Gross as Principal Versus Net as an Agent", the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

The Company completed the acquisition of two royalties during the three months ended March 31, 2007, a sliding-scale royalty on the Pascua gold project in Chile (the "Pascua Royalty"), for total consideration of $37.8 million in cash, including transaction costs. In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million. These acquisitions were funded from existing cash reserves and the proceeds from the Unit Offering discussed below.

Financing Activities

On February 12, 2007 (the "Closing Date"), the Company completed an offering of 8,334,000 units ("Units") of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a "Warrant Share") at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Company's common shares ("Common Shares") have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company after agents' commission and estimated expenses of the offering was CA$42,128,000, or $35,659,000.

The Company received $2,231,000 from the exercise of all of its outstanding compensation, financing and Williams Mine warrants which otherwise would have expired after February 23, 2007.

Also during the first quarter of 2007, the Company paid its first ever dividend of $1,006,000, or $0.015 per share.

Cash Resources and Liquidity

The Company had a cash position of $3.5 million at March 31, 2007 and working capital of $11.4 million, compared to $11.5 million and $17.9 million, respectively, at December 31, 2006. The decrease in cash and working capital during the period was due to the acquisition of the Pascua and Legacy Sand royalties discussed above, offset by cash flows from operations, the Unit Offering and the warrant exercises discussed above.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the "Revolving Facility") in favour of the Company in the amount of up to $20.0 million. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Company's near-term cash requirements are limited to general and administrative, business development and interest expenses. The Company believes that its current cash position, together with cash from operations will be sufficient to cover these expenses into the foreseeable future. As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties. Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company's contractual obligations for future principal payments are summarized below. Interest payments are CA$1,650,000, payable semi-annually.

($ in thousands) Year	Debenture Principal Obligations [1]
2007	$ -
2008	-
2009	-
2010	-
2011	25,965
Total	$25,965

[1]   The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1554.

Summary of Quarterly Results

(unaudited, in thousands of US$, except per share data)	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Royalty revenues	$10,178	$9,527	8,357	2,049	413	113	107	107
Net earnings (loss)	2,165	2,955	1,506	8,654	(1,437)	(761)	(1,128)	(989)
Basic and diluted earnings (loss) per share	$0.03	$0.05	$0.03	$0.15	$(0.03)	$(0.01)	$(0.02)	$(0.02)

The increasing royalty revenues during 2006 was primarily a result of the ramp-up of production and the corresponding royalty revenues associated with the start up of the Voisey's Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006. Strong metal prices during 2006 and into 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and 2007.

During the third and fourth quarters of 2006 and the first quarter of 2007, the Company's significant increase in revenue from the Voisey's Bay royalty was the primary factor resulting in net earnings for those periods.

During the second quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company's permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,570,000 and was the primary reason for the significant increase in net earnings during the second quarter of 2006.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000.

OUTLOOK

The Company's payable production from the Voisey's Bay royalty for the first quarter of 2007 was less than a normal quarter of expected production from the mine. This is due in part to the impact of the strike at the Voisey's Bay mine, which occurred between late July and early October of 2006. Due to the nature of the sales agreements on the Voisey's Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the impact from the strike was not reflected in the royalty payments until the first quarter of 2007. In addition, the first quarter payment reflected only limited revenue from the sale of copper concentrates because copper concentrate shipments are limited by CVRD Inco's agreements with the aboriginal people in Labrador. Under these agreements, copper concentrates can only be shipped between May 21 and December 7 of each year. Under normal conditions, the Company believes that first quarter production payable from Voisey's Bay will be at or above the average for the year.

Looking forward to the second quarter of 2007, the Company also expects less than an average quarter of payable production during this period, due in part to the seasonal nature of the shipments from the mine (there are no nickel concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21). During these winter months, a smaller number of nickel concentrate shipments are delivered than would be expected, and, as noted above, there are no copper concentrate shipments at all during the period between December 7 and May 21. The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year. However, in 2007 the lower than average production expected to be payable in the second quarter should be more than offset by higher metal prices, as nickel prices continue at or near record highs.

During 2007, the Company will benefit from a full year of royalty revenue from the Williams, Voisey's Bay and the Southern Cross mines. In addition, royalty revenues from the recently acquired Legacy Sand and Limpopo royalties are expected to begin in the second quarter and third quarter, respectively of 2007, and Mercator Gold Plc has announced it will begin gold production at its Meekatharra operations in Western Australia in June 2007 at an initial rate of 120,000 ounces per year. The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation through its acquisition of the Western Australia royalty in 2006. Several of the Company's other royalties are expected to begin production in 2008, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps underground project in Western Australia operated by St Barbara Limited.

Also during 2007, the Company closed on the acquisition of a sliding-scale royalty (the royalty rate will range from 0.45% at a gold price of $300 per ounce to 3.0% at a gold price of $800 per ounce) on the Pascua gold project in Chile. The operator of the Pascua Project is Barrick Gold Corporation and is expected to begin production in 2010 at an annual rate of 750,000 (approximately 80% of these ounces will apply to the royalty) ounces per year as stated on their website.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey's Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may adversely impact the Company's tax liability during the life of the project.

The Company's Debentures are denominated in Canadian dollars. In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts. All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests. The interest income from those investments will be offset by interest expense on the Debentures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management's estimate of mineral prices, operators' estimates of proven and probable reserves related to the underlying royalty properties and operators' estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties. The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized. At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves. Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Section 1530 was adopted by the Company effective January 1, 2007.

Financial Instruments

In January 2006, the AcSB issued CICA 3855, "Financial Instruments - Recognition and Measurement", which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives ("Financial Instruments"). CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition. The new standard was adopted by the Company effective on January 1, 2007.

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company. Financing charges related to the Debentures of $1,257,000 (net of amortization) at December 31, 2006 ($1,196,000 at March 31, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective yield method. Under Section 3855, these charges are reported as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment is reported as a reduction of the opening balances in other assets and Debentures as of January 1, 2007. This change will have no impact on past or future earnings of the Company.

OUTSTANDING SHARE DATA

As of May 11, 2007, there were 67,602,726 Common Shares outstanding. In addition there were 5,102,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share. There were also 3,849,500 warrants outstanding allowing the holders to purchase Common Shares at a price of CA$6.50 before November 12, 2007 and at a price of CA$7.00 from November 12, 2007 to August 12, 2008. These warrants expire on August 12, 2008 and are subject to acceleration if the Common Shares have a closing price for 20 consecutive trading days at or above CA$8.00 before November 12, 2007 or CA$8.50 after November 12, 2007.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company's royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey's Bay Royalty

The Company's valuation is presently heavily weighted with the value of the Voisey's Bay Royalty**.** The Voisey's Bay Royalty is very material to the Company's ability to generate revenue. Therefore, the risk associated with the Company's valuation is heightened in the event that the Voisey's Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized. The ore actually recovered may differ from the estimated grades of the reserves and resources. Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a) mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b) increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource;

(c) the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources;

(d) declines in the market prices of metals may render the mining of some or all of the reserves uneconomic;

(e) unexpected penalties may be imposed by smelters or refiners; and

(f) the metallurgy may turn out differently than that anticipated.

Form 52-109F2 – Certification of Interim Filings

I, Ray W. Jenner, Chief Financial Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED May 15, 2007.

/s/ Ray W. Jenner
Ray W. Jenner
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Douglas B. Silver, Chief Executive Officer of International Royalty Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International Royalty Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED May 15, 2007.

 /s/ Douglas B. Silver
Douglas B. Silver
Chief Executive Officer